# APPENDIX B:
# HISTORICAL FINANCIAL STATEMENTS

**9 MILES EAST SARATOGA, LLC**

BALANCE SHEET

**and**

INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

**July 25, 2019**



# TABLE OF CONTENTS

**Page**





# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
**9 Miles East Saratoga, LLC**
144 Park Street
Medford, MA 02155

We have reviewed the accompanying balance sheet of **9 Miles East Saratoga, LLC (**a Massachusetts limited liability company), as of July 25, 2019, and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Balance Sheet**
Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

*Rucci, Bardaro & Falzone, PC*

Rucci, Bardaro & Falzone, PC
Certified Public Accountants
Woburn, Massachusetts

July 31, 2019

**Rucci, Bardaro & Falzone, PC   www.rbfpc.com**
500 Unicorn Park Drive, Suite 101, Woburn, MA  01801 | Phone 781.321.6065 | Fax 781.321.7747
7 Main Street, Atkinson, NH  03811 | Phone 781.321.6065 | Fax 781.321.7747

 Member of Russell Bedford International — A Global Network of Independent Professional Services Firms

# 9 Miles East Saratoga, LLC

BALANCE SHEET

July 25, 2019
**(See Independent Accountants' Review Report)**

## ASSETS

**CURRENT ASSETS**
   Cash     $     -

**TOTAL ASSETS**     $     -

## LIABILITIES AND MEMBER'S CAPITAL

**LONG-TERM LIABILITIES**
   Shareholder notes payable     $     -

**TOTAL LIABILITIES**     -

**MEMBER'S CAPITAL**

   Capital contribution     1,154
   Member's deficit     (1,154)

**TOTAL LIABILITIES and**
  **MEMBER'S CAPITAL**     $     -



**See accompanying notes to the balance sheet.**

# 9 Miles East Saratoga, LLC

NOTES TO FINANCIAL STATEMENT (BALANCE SHEET)

July 25, 2019
**(See Independent Accountants' Review Report)**

## NOTE A - NATURE OF OPERATIONS

**9 Miles East Saratoga, LLC** (the "Company") a New York Limited Liability Company, was incorporated on July 25, 2019 and is a production kitchen and a 40 seat dining restaurant, located centrally in Saratoga, New York.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.  **Basis of Presentation**
    The balance sheet of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America.

2.  **Use of Estimates**
    The preparation of the balance sheet is in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

3.  **Cash and Cash Equivalents**
    The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of July 25, 2019.

4.  **Income Taxes**
    The Company is treated as a sole proprietorship for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the member and taxed depending on the member's personal tax situations. The financial statements do not reflect a provision for income taxes.

    The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of July 25, 2019, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.



# 9 Miles East Saratoga, LLC

NOTES TO FINANCIAL STATEMENT (BALANCE SHEET) - CONTINUED

July 25, 2019
**(See Independent Accountants' Review Report)**

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

4. **Income Taxes - Continued**
   The Company recognizes interest and penalties related to unrecognized tax benefits in operating expenses.

**NOTE C - SUBSEQUENT EVENTS**

Management has evaluated subsequent events through July 31, 2019, which is the date the financial statement was available to be issued.  There are no recognized or non-recognized subsequent events that existed at the balance sheet date which are necessary to disclose to keep the financial statements from being misleading.

